EXHIBIT 99.1

ESB FINANCIAL CORPORATION	REVOCABLE PROXY

This proxy is solicited on behalf of the Board of Directors of ESB Financial Corporation (“ESB”) for use only at the Special Meeting of Stockholders to be held on                      , 2004 and at any adjournment thereof.

The undersigned, being a stockholder of ESB as of                          , 2004, hereby appoints the Board of Directors of ESB, or any successors thereto, as proxies, with full powers of substitution, to vote the shares of the undersigned at the Special Meeting of Stockholders of ESB to be held at the Connoquenessing Country Club located at 1512 Mercer Road, Ellwood City, Pennsylvania, on              day,                  , 2004, at     :     a.m., local time, or at any adjournment thereof, with all the powers that the undersigned would possess if personally present, as indicated below.

1.	Proposal to approve an Agreement and Plan of Reorganization, dated as of August 12, 2004, between ESB Financial Corporation and PHSB Financial Corporation, pursuant to which PHSB will merge with and into ESB and each outstanding share of PHSB common stock will be converted into the right to receive, at the election of the holder, either $27.00 in cash or ESB common stock with a value of approximately $27.00 based upon a pre-closing average market price, subject to the election, allocation and proration procedures set forth in the merger agreement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	Proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote with respect to matters incident to the conduct of the meeting, and upon such other matters as may properly come before the meeting.

The Board of Directors of ESB recommends that you vote “FOR” approval of the Agreement and Plan of Reorganization and “FOR” the proposal to adjourn the Special Meeting, if necessary, to permit further solicitation of proxies on the proposal to approve the Agreement and Plan of Reorganization. You are encouraged to specify your choices by marking the appropriate boxes; however, you need not mark any boxes if you wish to vote in accordance with the Board of Directors’ recommendations. This Proxy may be revoked at any time before it is exercised.

Shares of ESB Common Stock will be voted as specified. If no specification is made, shares will be voted “FOR” the proposal to approve the Agreement and Plan of Reorganization, “FOR” the proposal to adjourn the Special Meeting, if necessary, to permit further solicitation of proxies, and otherwise at the discretion of the proxies.

Please be sure to sign and date this Proxy in the box below.

Date:

Stockholder sign above — co-holder (if any) sign above

The above hereby acknowledges receipt of the Notice of Special Meeting of Stockholders of ESB called for                  , 2004 and the Joint Proxy Statement/Prospectus.

Please sign exactly as your name(s) appear(s) on this Proxy. Only one signature is required in case of a joint account. When signing in a representative capacity, please give title.

PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE.